Mail Stop 3-5						November 18, 2004

Via Fax & U.S. Mail

Mr. K. Rupert Murdoch
Chairman and Chief Executive Officer
Fox Entertainment Group, Inc.
1211 Avenue of the Americas
New York, New York  10036

Re: 	Fox Entertainment Group, Inc.
	Form 10-K for the year ended June 30, 2004
	Form 8-K filed November 3, 2004
	Commission File Number 1-14595

Dear Mr. Murdoch:

We have reviewed the above referenced filings and have the following comments. We have limited our review to the financial information and related disclosures included within these documents. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-K for the Year Ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations
Overview of Our Business
Filmed Entertainment
Television Stations, Television Broadcast Network and Cable Network Programming, page 25

1. You disclose here that the transition of local television ratings system to the use of Local People Meters in certain large markets has adversely impacted the ratings of the O&O`s in the markets where the transition has occurred. This appears to be a known trend or uncertainty that has had or that is reasonably expected to have a material unfavorable impact on your advertising revenues, in accordance with Item 303(A)(3)(ii) of Regulation S-K. Please expand to discuss the impacts this has had and is expected to have on the advertising revenue of, or other material impacts on, the operations of your O&O`s.

Notes to the Consolidated Financial Statements
Note 5. DIRECTV Transaction, page 59

2. We note that you have adjusted your 34% share of DTV`s results for the six months ended June 30, 2004 to reflect the allocation of the purchase price of DTV. Please reconcile for us the amount of DTV`s reported results for the six months ended June 30, 2004 of a loss of $652.1 million as disclosed in its Form 10-Q for that quarter ended to your share of the amount thereof that you recognized of $54 million. In this regard, please explain to us the effect these adjustments had on your accounting for any difference between the amount of the cost of your investment in DTV and the amount of your share of underlying net assets of DTV. In your explanation, please provide a schedule that presents the components of the difference, the adjustments to these components, and the continuing accounting for the components as adjusted.

3. In regard to the above, please explain to us the impact of the adjustments to your share of the results of DTV that you recorded in the quarter ended September 30, 2004 with respect to DTV`s loss on the sale of PanAmSat and impairment charge for the Spaceway program as disclosed in Exhibit 99 to your Form 8-K filed November 3, 2004.

Note 8. Investments, page 63

4. Please disclose the market value of your investment in The DIRECTV Group in accordance with paragraph 20(b) of APB Opinion No. 18, since a quoted market price of this investment is available.

5. Within the table for the summarized financial information for your significant equity affiliates and joint ventures accounted for under the equity method, please disclose separately the amounts associated with your investment in The DIRECTV Group, since this investment is individually significant, in accordance with paragraph 20(d) of APB Opinion No. 18.

* * * * *


Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Doug Jones at 202-824-5368, Jim Campbell at 202-942-1914, or the undersigned at 202-942-1907 with any questions.

							Sincerely,




	Michael Fay

	Branch Chief

cc: via facsimile
      Mr. David F. DeVoe
      Senior Executive Vice President and Chief Financial Officer
      212-852-7136





Mr. K. Rupert Murdoch
Fox Entertainment Group, Inc.
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